



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "VUNIVERSE, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF APRIL, A.D. 2019, AT 5:18 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7386520 8100
SR# 20193049706

Authentication: 202688684
Date: 04-22-19

You may verify this certificate online at corp.delaware.gov/authver.shtml



State of Delaware
Secretary of State
Division of Corporations
Delivered 05:18 PM 04/22/2019
FILED 05:18 PM 04/22/2019
SR 20193049706 - File Number 7386520

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
***A* STOCK CORPORATION**

of

VUNIVERSE, INC.

- **First:** The name of this Corporation is Vuniverse, Inc.

- **Second:** Its registered office in the State of Delaware is to be located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

- **Third:** The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of total stock this corporation is authorized to issue is 10,000,000 shares of common stock with a par value of $.00001 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:

Evelyn Watters
575 Fifth Avenue
New York, NY 10017

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 22nd day of April, 2019.

BY: ______________________
(Incorporator) 4/22/2019

NAME: Evelyn Watters